UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Nabriva Therapeutics AG
(Name of Issuer)

Common Shares, nominal value €1.00 per share, and American Depositary Shares, each representing 1/10 of one Common Share
(Title of Class of Securities)

62957M104**
(CUSIP Number)

September 23, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing one tenth (1/10) of a Common Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62957M104	SCHEDULE 13G	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS

Phase4 Ventures III General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes (a) 5,000 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 50,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (b) 154,882 Common Shares. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,116,121 Common Shares outstanding following (a) the closing of the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015 (including 900,000 Common Shares represented by 9,000,000 ADSs sold pursuant to the Issuer’s public offering) and (b) the full exercise of the over-allotment option, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2015 (including 135,000 Common Shares represented by 1,350,000 ADSs). This percentage represents the sum of approximately (a) 0.2% of the Common Shares represented by ADSs held by the Reporting Persons, and (2) 7.3% of the Common Shares held by the Reporting Persons.

CUSIP No. 62957M104	SCHEDULE 13G	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS

Phase4 Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes (a) 5,000 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 50,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (b) 154,882 Common Shares. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,116,121 Common Shares outstanding following (a) the closing of the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015 (including 900,000 Common Shares represented by 9,000,000 ADSs sold pursuant to the Issuer’s public offering) and (b) the full exercise of the over-allotment option, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2015 (including 135,000 Common Shares represented by 1,350,000 ADSs). This percentage represents the sum of approximately (a) 0.2% of the Common Shares represented by ADSs held by the Reporting Persons, and (2) 7.3% of the Common Shares held by the Reporting Persons.

CUSIP No. 62957M104	SCHEDULE 13G	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS

Phase4 Ventures III GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes (a) 5,000 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 50,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (b) 154,882 Common Shares. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,116,121 Common Shares outstanding following (a) the closing of the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015 (including 900,000 Common Shares represented by 9,000,000 ADSs sold pursuant to the Issuer’s public offering) and (b) the full exercise of the over-allotment option, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2015 (including 135,000 Common Shares represented by 1,350,000 ADSs). This percentage represents the sum of approximately (a) 0.2% of the Common Shares represented by ADSs held by the Reporting Persons, and (2) 7.3% of the Common Shares held by the Reporting Persons.

CUSIP No. 62957M104	SCHEDULE 13G	Page 5 of 11 pages

1	NAMES OF REPORTING PERSONS

Phase4 Ventures III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
159,882 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
159,882 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,882 (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This Schedule 13G is being filed by: (a) Phase4 Ventures III General Partner Limited (“Phase4 GP”), (b) Phase4 Partners Limited (“Phase4 Partners”), (c) Phase4 Ventures III LP (“Phase4”) and (d) Phase4 Ventures III GP LP (“Phase4 GPLP”, and together with Phase4 GP, Phase4 Partners, and Phase 4, the “Reporting Persons”). The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons is deemed to beneficially own shares held by Phase4.

(2) Includes (a) 5,000 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 50,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (b) 154,882 Common Shares. Phase4 Partners ultimately exercises voting and dispositive power over the securities held by Phase4.

(3) This percentage is calculated based upon the 2,116,121 Common Shares outstanding following (a) the closing of the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015 (including 900,000 Common Shares represented by 9,000,000 ADSs sold pursuant to the Issuer’s public offering) and (b) the full exercise of the over-allotment option, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2015 (including 135,000 Common Shares represented by 1,350,000 ADSs). This percentage represents the sum of approximately (a) 0.2% of the Common Shares represented by ADSs held by the Reporting Persons, and (2) 7.3% of the Common Shares held by the Reporting Persons.

Item 1.	NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to the common shares, nominal value €1.00 per share (the “Common Shares”), and the American Depositary Shares, each representing 1/10 of one Common Share, (the “ADS”), of Nabriva Therapeutics AG, a corporation incorporated under the laws of the Republic of Austria (the “Issuer”). The address of the principal executive officers of the Issuer is Leberstrasse 20, 1110 Vienna, Austria.

ITEM 2(a).	NAME OF PERSON FILING.

This Schedule 13G is being filed by:

(i)	Phase4 Ventures III General Partner Limited (“Phase4 GP”);

(ii)	Phase4 Partners Limited (“Phase4 Partners”);

(iii)	Phase4 Ventures III LP (“Phase4”); and

(iv)	Phase4 Ventures III GP LP (“Phase4 GPLP”, together with Phase4 GP,
Phase4 Partners, and Phase 4, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which each has agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

The principal business office of each of the Reporting Persons is:

c/o Phase4 Partners Limited.
1 Cavendish Place
London
W1G 0QF

ITEM 2(c).	CITIZENSHIP.

Phase4 Partners, Phase4: England and Wales
Phase4 GP, Phase4 GPLP: Scotland

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

(i) Common Shares, nominal value €1.00 per share, and
(ii) American Depositary Shares, each representing 1/10 of one Common Share

ITEM 2(e).	CUSIP NUMBER.

62957M104

This CUSIP number is assigned to the Issuer’s ADSs, each representing one-tenth (1/10) of a Common Share.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Persons. As of September 30, 2015, the Reporting Persons may be deemed to beneficially own shares of the Issuer’s Common Shares, which constitutes an aggregate of 7.6% of the Issuer’s total Common Shares outstanding. This percentage represents the sum of approximately (1) 0.2% of the Common Shares represented by ADSs and (2) 7.3% of the Common Shares. The percentage ownership of the Reporting Persons is based on the 2,116,121 Common Shares outstanding following (A) the closing of the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015 (including 900,000 Common Shares represented by 9,000,000 ADSs sold pursuant to the Issuer’s public offering) and (B) the full exercise of the over-allotment option, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2015 (including 135,000 Common Shares represented by 1,350,000 ADSs).

The general partner of Phase4 is Phase4 GPLP. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4. Phase4 Partners, in its capacity as manager of Phase4, ultimately exercises voting and dispositive power over the securities held by Phase4. As of 30 September 30, 2015, each of the Reporting Persons is deemed to beneficially own 159,882 shares of the Issuer’s Common Shares held by Phase4. This includes (a) 5,000 Common Shares represented by 50,000 ADSs and (b) 154,882 Common Shares, of which 1,760 Common Shares were received in connection with the Issuer’s initial public offering for nominal value, in satisfaction of preferred contractual dividend rights.

(b)   Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(c)   Number of Shares as to which such Person has:

(i)        Sole power to vote or to direct the vote:  The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii)      Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

(iii)     Sole power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv)     Shared power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference.  Under certain circumstances, partners or members of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4(a).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a–11 under the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

By:	Phase4 Ventures III General Partner Limited

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Partners Limited

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

Phase4 Ventures III LP

By: Phase4 Partners Limited, its manager

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

By:	Phase4 Ventures III GP LP

By: Phase4 Ventures III General Partner Limited, its general partner

/s/ Charles Sermon
Name:	Charles Sermon
Title:	Director

EXHIBIT INDEX

Exhibit A
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.